November 13, 2025

Ontario Securities Commission

British Columbia Securities Commission

Dear Sirs / Mesdames,

Re: Notice of Change of Auditor of Femto Technologies Inc. (the "Company")

Dated November 13, 2025

As required by section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Company's Notice of Change of Auditor dated November 13, 2025 (the "Notice"). We agree with the second and third statement in the Notice related to our appointment as the Company's auditor, and we have no basis to agree or disagree to other statements in the Notice.

Yours truly,

Ziv haft
Certified Public Accountants (Isr.)
BDO Member Firm